UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 8, 2022, Guardforce AI Co., Limited (the “Company”) issued a press release relating to the initiation of its marketing of its robotic solutions within the hotel industry. A copy of that press release is attached as Exhibit 99.1 hereto.

On the same day, the Company issued a press release announcing the closing of its registered direct offering of 8,739,351 ordinary shares, par value $0.003 per share, of the Company, at a price of $1.15 per share, for aggregate gross proceeds of approximately $10.05 million, before underwriting discounts and other offering expenses. A copy of that press release is attached as Exhibit 99.2 hereto.

These reports of Form 6-K and the attached Exhibits 99.1 and 99.2 press releases are incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission on January 5, 2022 and (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Securities and Exchange Commission on February 9, 2022.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release: Guardforce AI Initiates Applications Robotic Solutions Upgrades for Hotels, dated April 8, 2022
99.2	Press Release: Guardforce AI Announces Closing of $10.0 Million Registered Direct Offering, dated April 8, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2022	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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